Exhibit (r)(2)

Stone Ridge Securities LLC

Code of Ethics

1.1.	Introduction

At all times, Stone Ridge Securities LLC (the “Firm”) and its Associated Persons must comply with this Code of Ethics (the “Code”). The Code is intended to satisfy the requirements of the federal securities laws, FINRA regulations, and the code of ethics requirements of Rule 17-j under the 1940 Act. The Code establishes a set of basic principles to guide all Associated Persons and details the requirements regarding personal securities accounts and transactions among other things.

1.2.	General Principles

All Associated Persons shall act with honesty, integrity, and in an ethical manner and adhere to the letter and the spirit of applicable laws, regulations and contractual guidelines. It is the Firm’s policy to require that all Associated Persons and overall business activities are conducted in accordance with “high standards of commercial honor and just and equitable principles of trade” as set forth in FINRA Conduct Rule 2010.

Additionally, where the Firm acts as a principal underwriter to a 1940 Act Fund, the Firm must comply with Rule 17j-1 of the 1940 Act. As such, no Associated Person may, in connection with the purchase or sale, directly or indirectly, by such person of a security held or to be acquired1 by the Fund:

●	Employ any devise, scheme or artifice to defraud the Fund;

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Make any untrue statement of a material fact to the Fund or omit to state a material fact necessary in order to make the statements made to the Fund, in light of the circumstances under which they are made, not misleading;

●	Engage in any act, practice or course of business that operates or would operate as fraud or deceit on the Fund; or

●	Engage in any manipulative practice with respect to the Fund.

Violations of the Code are taken very seriously and may result in disciplinary measures against you, including, without limitation, imposing penalties or fines, reducing your compensation, demoting you, requiring unwinding of any applicable trade, requiring disgorgement of trading gains, suspending or terminating your employment or any combination of the foregoing.

Improper trading activity can constitute a violation of the Code. But you can also violate the Code by failing to file required reports, or by making inaccurate or misleading reports or statements concerning trading activity or securities accounts.

Associated Persons must promptly report any violation of the Code to the CCO. All reports will be treated with discretion and investigated promptly and appropriately. The CCO will keep records of any violation

1 “Security held or to be acquired” by a Fund means: (i) any Covered Security (as defined later in this Code) which, within the most recent 15 days: (A) is or has been held by the Fund; or (B) is being or has been considered by the Fund or its investment adviser for purchase by the Fund; and (ii) Any option to purchase or sell, and any security convertible into or exchangeable for, a Covered Security.

of the Code and of any action taken as a result of the violation. All questions regarding the Code should be directed to the CCO.

1.3.	Securities Accounts.

1.3.1.	Accounts with Other Financial Institutions – Approval and Notification.

Approval

An Associated Person or any Related Person (as defined below) may not open any account in which securities transactions may be effected, including any account that is not held in the name of such Associated Person or Related Person but for which he or she nevertheless has Beneficial Ownership (as defined below), with a financial institution (including any broker-dealer, investment adviser, bank, insurance company, trust company or investment company) (a “Covered Securities Account”) unless the Associated Person obtains preclearance to open such Covered Securities Account from the CCO or a designee. The following exceptions or exclusions from this requirement apply:

●	“Flourish Cash” accounts with the Firm do not currently constitute Covered Securities Accounts.

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Accounts for Stone Ridge’s employee 401(k) plan (which accounts only permit transactions in mutual funds) are not required to precleared prior to being opened, but must be disclosed through the Firm’s compliance software within 30 days of being opened.

“Related Person” means:

●	The spouse of the Associated Person;

●	A child of the Associated Person or of the Associated Person’s spouse, provided that the child resides in the same household as or is financially dependent upon the Associated Person;

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Any of the following people who live in the Associated Person’s household: stepchildren, grandchildren, parents, stepparents, grandparents, brothers, sisters, parents-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, including adoptive relationships;

o

Provided that, the CCO may determine in his or her discretion that any of the foregoing persons living in an Associated Person’s household not be considered a Related Person based on the relevant facts and circumstances.

●	any other related individual over whose account the Associated Person has control; or

●	any other individual over whose account the Associated Person has control and to whose financial support the Associated Person materially contributes.

“Beneficial Ownership” of any security or securities account means any opportunity, directly or indirectly, to profit or share in the profit from any transaction in that security or account. Beneficial Ownership is a very broad concept. Some examples of forms of Beneficial Ownership include:

●	Securities or accounts held in a person’s own name, or that are held for the person’s benefit in nominee, custodial or “street name” accounts.

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Securities or accounts owned by or for a partnership in which the person is a general partner (whether the ownership is under the name of that partner, another partner or the partnership or through a nominee, custodial or “street name” account).

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Securities or accounts that are being managed for a person’s benefit by an investment adviser, broker, bank, trust company or other manager, unless (i) the investments are held in a “blind trust” or similar arrangement under which the person is prohibited by contract from communicating with the manager of the account and the manager is prohibited from disclosing to the person what investments are held in the account or (ii) the investments are held in a Non-Discretionary Account.

●	Investments in a person’s individual retirement account or account in a 401(k) or similar retirement plan.

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Investments owned by a trust of which the person is (i) a beneficiary and has investment control over the assets of the trust or (ii) is the trustee of a trust and his or her family members are beneficiaries of such trust.

Notification

The Associated Person must also provide written notice to the other financial institution who will maintain a Covered Securities Account of the Associated Person’s affiliation with the Firm, unless the Covered Securities Account is a 529 Plan or an account in which the only transactions permitted are transactions in unit investment trusts, municipal fund securities, variable contracts or mutual funds (“Exempted Accounts”). Notwithstanding the foregoing, an Associated Person shall accurately inform a financial institution of their association with the Firm if asked by a financial institution.

1.3.2.	Accounts with Other Financial Institutions – Brokerage Feed

If an Associated Person receives approval to open a Covered Securities Account, the Associated Person shall provide such information regarding such Covered Securities Account and take such actions (including providing instructions to the applicable financial institution) as may be required for the Firm to electronically receive duplicate copies of all transaction confirmations relating to that account.

If the Firm is unable to establish an electronic data feed with transaction confirmations for a Covered Securities Account, the Associated Person shall, if directed by Legal & Compliance, within 30 calendar days of the end of each calendar quarter, submit a Quarterly Transaction Report (as described in “Quarterly Transactions Report” section below)

Every calendar quarter, the Related Person must certify, if applicable, through the Firm’s compliance software that the Associated Person and any Related Person have not opened any Covered Security Accounts for which a direct brokerage feed has not already been established; and that, as far as the Associated Person and any Related Person know, the information provided to Compliance via direct broker feeds, together with any Quarterly Transaction Reports, is a complete and accurate representation of all transactions during the most recent calendar quarter.

[FINRA Rule 3210]

1.4.	Transaction Restrictions

1.4.1.	Definitions

“Automatic Investment Plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment plan.

“Covered Security” means anything that is considered a “security” under either the Exchange Act or the 1940 Act, except:

●	Direct obligations of the U.S. Government.

●	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements.

●	Shares of open-end investment companies registered under the 1940 Act (other than shares of exchange-traded funds (ETFs) registered as open-end investment companies, which are Covered Securities).

This includes things that you might not ordinarily think of as “securities,” such as:

●	options on securities, on indexes and on currencies;

●	investments in all kinds of limited partnerships;

●	investments in foreign unit trusts and foreign mutual funds; and

●	investments in hedge funds and other private investment funds.

“Direct or Indirect Influence or Control” includes:

●	Suggesting purchases or sales of investments to the trustee or third-party manager;

●	Directing purchases or sales of investments;

●	Consulting with the trustee or third-party manager as to the particular allocation of investments to be made in the account; and

●	Discussions with the trustee or third-party manager concerning account holdings.

Discussions about broad asset allocations that would not reasonably be expected to result in the purchase or sale of a particular security and discussions in which a trustee or third-party manager simply summarizes, describes or explains account activity to an Associated Person would not indicate “direct or indirect influence or control.”

“Non-Discretionary Account” means a trust or account over which the Associated Person (or any Related Person) do not exercise any Direct or Indirect Influence or Control with respect to purchases, sales and/or voting of securities.

1.4.2.	Preclearance.

In order for an Associated Person or a Related Person to enter into any transaction in a Covered Security, the Associated Person must obtain, in advance of the transaction, preclearance for that transaction through the Firm’s compliance software.

If preclearance is granted, the approval is valid for the day on which it is granted and the immediately following two business days, except in the case of private placements, in which case the approval is valid until the private placement transaction closes (i.e., when the issuer of the privately placed securities accepts the subscription proceeds). After this time has lapsed, the Associated Person must seek and obtain a new approval if the Associated Person or any Related Person still wishes to effect the transaction. Approval for a given transaction is valid only for the specific transaction for which preclearance was granted. If the Associated Person or Related Person wishes to transact in a different Covered Security, in a different quantity or, in the case of a private placement transaction previously approved, a follow-on investment in the same private placement, a separate approval must be obtained. The CCO may revoke a preclearance at any time after it is granted and before you execute the transaction.

Exceptions. The preclearance requirements do not apply to the following categories of transactions:

●	Transactions in shares of the Stone Ridge Funds that are registered under the 1940 Act.

●	Transactions that occur by operation of law,[2] such as corporate actions.

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Transactions that occur under circumstances in which neither you nor any Related Person exercises any Direct or Indirect Influence or Control over the account for which such transactions are made. To qualify for this exemption, you must provide (i) a letter from the third-party manager, or such other account documentation as the Firm may deem acceptable, indicating that the manager has sole discretion over the account (“Non-Discretionary Account Documentation”).

●	Purchases of Covered Securities pursuant to an Automatic Investment Plan.

●	Purchases pursuant to the exercise of rights issued pro rata to all holders of any class of Covered Securities and received from the issuer.

●	Redemptions of interests in a private investment fund.

1.5.	Participation in Initial Equity Public Offerings

No Associated Person may purchase a “New Issue” in any account which the Associated Person has a beneficial interest (which means any economic interest, such as the right to share in gains or losses) unless an exemption is available.

2 Note that margin liquidations (forced sales of a Security by a broker executed to cover a margin call that the account holder failed to meet with cash) are considered voluntary transactions by the account holder and, therefore, are subject to the preclearance requirements of the Code. (Such transactions are not considered to have occurred by operation of law.)

For these purposes, “New Issue” means any initial public offering of an equity security as defined in Section 3(a)(11) of the Exchange Act, made pursuant to a registration statement or offering circular. A New Issue shall not include:

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offerings made pursuant to an exemption under Section 4(1), 4(2) or 4(6) of the Securities Act, or Securities Act Rule 504 if the securities are “restricted securities” under Securities Act Rule 144(a)(3), or Rule 144A or Rule 505 or Rule 506 adopted thereunder;

●	offerings of exempted securities as defined in Section 3(a)(12) of the Exchange Act, and rules promulgated thereunder;

●	offerings of securities of a commodity pool operated by a commodity pool operator as defined under Section 1a(5) of the Commodity Exchange Act;

●	rights offerings, exchange offers, or offerings made pursuant to a merger or acquisition;

●	offerings of investment grade asset-backed securities;

●	offerings of convertible securities;

●	offerings of preferred securities;

●	offerings of an investment company registered under the 1940 Act;

●	offerings of securities (in ordinary share form or ADRs registered on Form F-6) that have a pre-existing market outside of the United States; and

●

offerings of a business development company as defined in Section 2(a)(48) of the Investment Company Act, a direct participation program as defined in Rule 2310(a) or a real estate investment trust as defined in Section 856 of the Internal Revenue Code.

Associated Persons should consult the CCO for any questions regarding this policy.

[FINRA Rule 5130]

1.6.	Reporting Requirements

Please note that compliance with the following reporting requirements does not relieve you of any of your other obligations under the Code, including the requirement that you seek preclearance of permitted transactions in Covered Securities.

1.6.1.	Initial Holdings Reports

No later than 10 calendar days after becoming an Associated Person of the Firm, the Associated Person must submit to Compliance an Initial Holdings Report in the form provided to you by Compliance.

The Initial Holdings Report requires the Associated Person to list all Covered Securities (including, for these purposes, shares of any 1940 Act) (with respect to securities, including title and type of security and, as applicable, the exchange ticker symbol or CUSIP number, the number of shares and principal amount) in which the Associated (or members any Related Person) have Beneficial Ownership. This information must be current as of a date no more than 45 days prior to the date you joined the Firm or any affiliate of the Firm. It also requires the Associated Person to list all brokers, dealers, exchanges and banks with which the Associated Person or a Related Person maintained an account in which any securities (not just Covered Securities) were held (or could have been held) for the direct or indirect benefit of the Associated Person or a Related Person on the date of your association with the Firm or any affiliate of the Firm.

The Initial Holdings Report also requires the Associated Person to confirm that he or she has read and understand the Code and understand that it applies to the Associated Person and any Related Person. The Initial Holdings Report must include the date the report is submitted.

1.6.2.	Quarterly Transaction Reports

If the Firm is unable to establish an electronic data feed with transaction confirmations for a Covered Securities Account, no later than 30 calendar days after the end of March, June, September and December each year, the Associated Person must submit to Compliance a Quarterly Transaction Report.

In a Quarterly Transaction Report, the Associated Person must list all transactions (other than transactions in which an electronic data feed has been established) during the most recent calendar quarter in Covered Securities in which the Associated Person or a Related Person had Beneficial Ownership. The Quarterly Transaction Report must include, where applicable,

●	the date of the transaction, the title, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each Covered Security involved;

●	the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

●	the price of the Covered Security at which the transaction was effected; and

●	the name of the Covered Security Account with or through which the transaction was effected; and

Exceptions. The Quarterly Transaction Report requirement shall not apply to:

●	Exempted Accounts; or

●	A Non-Discretionary Account (defined above) where the Firm has received acceptable Non-Discretionary Account Documentation (defined above).

The Quarterly Transaction Report must include the date the report is submitted.

1.6.3.	Annual Holdings Report

No later than February 14 of each year, Associated Persons must submit through the Firm’s compliance software an Annual Holdings Report. The Annual Holdings Report requires the Associated Person to list all Covered Securities (including, as applicable, title and type of security, the exchange ticker symbol or CUSIP number, the number of shares and principal amount) in which the Associated Person (or a Related Person) had Beneficial Ownership as of December 31 of the prior year. It also requires the Associated Person to list all Covered Securities Accounts with which the Associated Person or a Related Person maintained an account in which any securities (not just Covered Securities) were held (or could have been held) for the direct or indirect benefit of the Associated Person or a Related Person on December 31 of the prior year.

The Annual Holdings Report must include the date the report is submitted.

The reporting requirements (other than the requirement to provide in a Holdings Report the name of a broker, dealer, exchange, or bank with which the Associated Person or a Related Persons maintains an account) do not apply to Non-Discretionary Accounts. To qualify for this exemption, the Associated Person must provide a Non-Discretionary Account Letter.

1.6.4.	Review of Securities Accounts and Reports

No less frequently than quarterly, the CCO or a designee shall conduct risk-based review of securities transactions in (i) any accounts of the Firm in which securities transactions can be effected and (ii) any Covered Securities Accounts that are not Exempted Accounts. As part of this review, the CCO or a designee shall receive and review Associated Persons’ Holdings Reports and Quarterly Transaction Reports submitted pursuant to the Code. A member of the Compliance department other than the CCO shall conduct the review with respect to Covered Securities Accounts of the CCO. In conducting such review, the CCO or his or her designee shall monitor for unusual trading activity, potential conflicts of interest or other red flags and seek to identify trades that may violate the provisions of the Exchange Act, the rules thereunder, or FINRA rules prohibiting insider trading and manipulative and deceptive devices.

The CCO or a designee shall conduct promptly an internal investigation into any transaction that potentially violates such laws or rules to determine whether a violation of those laws or rules has occurred. The CCO or his or her designee conducting such investigation shall maintain a record of such investigation. The Firm shall file with FINRA, within ten business days of the end of each calendar quarter, a written report describing each such internal investigation that the Firm conducted pursuant to this Policy. Such report shall include the date each internal investigation commenced, the status of each open internal investigation, the resolution of any internal investigation reached during the applicable calendar quarter, and, with respect to each internal investigation, the identity of the security, trades, accounts, Associated Persons, or Associated Person’s family members holding a Covered Securities Account, under review.

[FINRA Rule 3110(d)]

1.7.	Private Securities Transaction.

If an Associated Person plans to participate in a Private Securities Transaction outside the Firm, he or she must give advance written notice of such participation to the CCO or a designee and request preapproval for such participation. The notice should describe in detail the proposed transaction, the Associated Person’s proposed role in such transaction and whether or not he or she will receive any compensation in connection with such transaction. A “Private Securities Transaction” is any securities transaction in which an Associated Person participates outside the regular course or scope of his or her employment with the Firm. It includes private placements of securities. It does NOT include:

●	personal transactions for the account of the Associated Person in investment companies and variable annuity securities,

●	transactions subject to the notification requirements of FINRA Rule 3210 (which is described in “Accounts with Other Financial Institutions”), and

●	transactions among Immediate Family Members[3] for which the Associated Person receives no selling compensation.

In connection with the pre-approval process, Associated Persons are required to describe any proposed transactions and their role in such transactions. In particular, Associated Persons must state whether they will or may receive selling compensation in connection with such transactions. “Selling compensation” is defined as any compensation paid directly or indirectly from whatever source in connection with or as a result of the purchase or sale of a security, including, though not limited to, commissions, finder’s fees, securities or rights to acquire securities, rights of participation in profits, tax benefits or dissolution proceeds, as a general partner or otherwise, or expense reimbursements. If an Associated Person receives or anticipates receiving any selling compensation and the Firm approves the Associated Person’s participation in the proposed transaction(s), the transaction(s) may be recorded on the books and records of the Firm and the Firm may be responsible for supervising your participation in such transaction(s) as if the transaction(s) were executed on behalf of the Firm.

Associated Persons shall be required to, on an annual basis, certify that they have not engaged in a Private Securities Transactions during their association with the Firm that have not been previously disclosed to and approved by the Firm.

[FINRA Rule 3280]

1.8.	Administration of the Code

The CCO will administer the Code. The CCO has the authority to grant waivers of the provisions of the Code in appropriate instances. However, waivers will be granted only in rare instances and some provisions of the Code that are prescribed by SEC and/or FINRA rules cannot be waived.

The CCO or a designee will:

●	Make available a copy of the Code, and a copy of any amendment to the Code, to each Associated Person.

●	Notify each Associated Person who is required to report under this Code of his or her reporting requirements no later than 5 days after the person becomes subject to the Code.

●	Review the terms and provisions of the Code periodically and make amendments as necessary.

●	Maintain required records pertaining to this Code and its administration.

●	Make available to all Associated Persons a current copy of the Code.

All Associated Persons must provide the CCO with a written acknowledgement electronically on the Firm’s compliance software evidencing the fact that such person has received and reviewed, and understands, the Code and any amendments hereto. All questions regarding any provision of the Code or its application should be directed to the CCO. All Associated Persons must cooperate to the fullest extent reasonably

3 Immediate Family Member means a person’s parents, mother-in-law or father-in-law, spouse, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law, and children, and any other individual to whom the person provides material support requested by the CCO to enable (i) the Firm to comply with all applicable Federal Securities Laws, and (ii) the CCO to discharge his duties under this Code and the compliance policies and procedures of the Firm.

1.9.	Fund Board Approval

Where the Firm acts as a principal underwriter to a Fund, the Fund’s board must approve the Code before initially retaining the services of the Firm. Additionally, the Board, including a majority of directors who are not interested persons, shall approve any material changes to the Code no later than six months after adoption of the material change. Before the Board can approve any material changes to the Code, the Firm must provide the Board with the certification that the Firm has adopted procedures reasonably necessary to prevent Associated Persons from violating the Code.

The Firm shall, no less frequently than annually, furnish to the Fund Board, and the Board must consider, a written report that:

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Describes any issues arising under the Code or procedures since the last report to the Board, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations; and

●	Certifies that the Firm has adopted procedures reasonably necessary to prevent Associated Persons from violating the Code.